April 4, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream retains AGORACOM Investor Relations

VANCOUVER, British Columbia, April 4, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland is pleased to announce, it has retained the services of AGORACOM Investor Relations Corp. ("AGORACOM") (http://www.agoracom.com) to provide investor relations services.

The objective of this agreement is two-fold.  First, to create effective communication between Stream Communications, its shareholders and the investment community through AGORACOM’s Internet based investor relations system.  Effective immediately, a customized and monitored Stream Communications IR HUB (http://www.agoracom.com/IR/StreamCommunications) will allow both Stream Communications and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.  The IR HUB will also provide one-click access to the Stream Communications broker fact sheet, company profile, most recent  press releases, e-mail list registration, latest stock quote & chart information and an executive audio address updated quarterly.  In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORACOM will be fully responsible for creating, implementing and executing an investor relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

Stream Communications President Iwona Kozak, stated, "Given the Company’s recent developments, we believe the time has now come to significantly increase our communications with shareholders and the investment community.  The solution provided by AGORACOM fulfils our need to manage and execute an IR strategy in a cost efficient manner, while providing our management team with the ability to focus on executing the business plan.  Our shareholders and Company will benefit greatly from near real-time communications, regularly planned updates and increased exposure."

For all future Stream Communications investor relations needs, investors are asked to visit the Stream Communications IR Hub at http://www.agoracom.com/IR/StreamCommunications where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to SCNW@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Canada.

More information about Stream Communications Network and Media Inc. may be found at: http://www.streamcn.com.

About AGORACOM Investor Relations Corp.

http://www.agoracom.com   http://www.AgoraIR.com

AGORACOM Investor Relations Corp. (AGORACOM) is North America's leading outsourced investor relations firm for small-cap companies.  AGORACOM's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.  The digital delivery of investor relations also provides public companies with savings over traditional services ranging from 50-60%.

AGORACOM has specialized in small-cap investor relations since 1997 and is the exclusive provider of all content to the AOL Small Cap Channel.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Contact Information

Corporate Inquiries

Mike Young

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Investor Relations

AGORACOM Investor Relations

http://www.agoracom.com/IR/StreamCommunications

SCNW@Agoracom.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.